 **GAMCO**
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
dgoldman@gabelli.com

January 24, 2013

Ms. Colleen B. Brown
Chief Executive Officer & President
Fisher Communications, Inc.
140 4th Avenue North
Suite 500
Seattle, WA 98109

Dear Ms. Brown:

GAMCO Asset Management Inc. ("GAMCO"), on behalf of its investment advisory clients, applauds the Board of Directors on its recent announcement to explore strategic alternatives. GAMCO believes that a leveraged recap should still be among the elements involved.

Furthermore GAMCO intends to submit nominations of two or more individuals as nominees for election to the company's Board of Directors at the 2013 Annual Meeting of Shareholders. GAMCO intends to nominate Mr. Daniel R. Lee as one of its nominees for election. GAMCO will provide the company with information on such individual or individuals in accordance with the procedures set forth in the company's proxy statement.

Sincerely,

David Goldman
General Counsel

Cc: Daniel R. Lee